

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Via E-mail
Zeev Weiss
Chief Executive Officer
Intec Pharma Ltd.
12 Hartom Street
Har Hotzvim, Jerusalem 777512, Israel

> **Re:    Intec Pharma Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 9, 2015**
> **File No. 333-204836**

Dear Mr. Weiss:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.  We note that you "recently had discussions with the FDA regarding further clinical development" for AP-ZP.  Please expand your disclosure to discuss any material communications from the FDA and explain the basis for your belief that the FDA has agreed that one pivotal Phase III clinical trial might be sufficient for the NDA submission for AP-ZP.

Business
New Product Development for Global Pharmaceutical Company, page 69

2.  We note your proposed response to prior comment 1 and reissue the comment in part. We continue to believe that disclosure of the counterparty to an agreement and early termination provisions represent material aspects of an agreement that a reasonable investor would consider important in making an investment decision.  Please revise your

disclosure to identify the counterparty to the agreement and any material early termination provisions such as a party's right to terminate the agreement for convenience. Additionally, please revise your proposed disclosure to clarify the number of collaboration products contemplated under the agreement and estimate, if possible, the year in which the underlying royalty terms would expire based on currently outstanding patents and applicable periods of regulatory exclusivity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director


cc:     Robert L. Grossman, Esq.
        Joshua M. Samek, Esq.
        Greenberg Traurig, P.A.
        333 Avenue of the Americas
        Miami, FL 33131